Exhibit 99.1
Discussion of Q2 2007 and Recent Developments
     FINANCIAL HIGHLIGHTS

	For the six months ended June 30,		The year ended Dec. 31,

	IFRS		IFRS	NGAAP *
	2007	2006	2006	2005	2004

(NOK million, except percentages)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

1. Base profit for the period	127	111	243
2. Return on equity (base profit)	9.4%	8.3%	9.3%
3. Capital adequacy (base profit)	11.1%
4. Core capital adequacy (base profit)	7.6%

5. Net interest income	259	214	459	356	402
6. Profit for the period	97	70	159	128	219
7. Return on equity	6.5%	4.7%	5.3%	5.0%	8.6%
8. Return on assets	0.29%	0.29%	0.29%	0.29%	0.37%
9. Net operating expenses/average assets	0.10%	0.12%	0.11%	0.15%	0.13%

10. Total assets	186,888	150,294	172,365	135,935	109,355
11. Total loans outstanding	112,478	85,018	99,059	81,385	68,090
12. New loans disbursed	19,697	14,866	35,877	22,449	25,269
13. New bond debt	38,525	29,414	56,530	45,087	33,615
14. Public sector borrowers and guarantors	60.8%	67.7%	60.8%	70.9%	75.9%
15. Capital adequacy **	12.1%	14.0%	12.2%	13.1%	17.1%

16. Exchange rate NOK/USD	5.9034	6.2424	6.2551	6.7687	6.0386

*	NGAAP represents figures that have been prepared on the basis of accounting principles used by the Eksportfinans group up until 31 December 2006

**	Capital adequacy for 2006 and prior periods are not adjusted to reflect IFRS
Definitions of Financial Highlights
1.	Base profit for the period: Non-GAAP financial measure calculated as profit for the period excluding line item unrealized gains/(losses) on other financial instruments at fair value net of related tax effect. The Eksportfinans group’s business model is mainly to hold financial instruments outside the trading portfolio until maturity and collect the cash flows. Fair value is not the best reflection of the business model and the expected future cash flows. Under the going concern assumption, changes in fair values can be viewed as temporary variations that will not be realized and that will be nill at the maturity date of each transaction. Fair value has been used to reduce the effects of accounting mismatch due to the measurement rules under IFRS. Base profit for the period is more comparable with profit for the period prior to the implementation of IFRS (prior to 2006), than profit for the period according to IFRS.

Reconciliation between profit and base profit:	June 30, 2007	June 30, 2006	Dec. 31. 2006

Profit for the period	97	70	159
- Net unrealised gains/(losses) on other financial instruments at fair value	(42)	(57)	(117)
- Related tax effect of 28%	12	16	33

= Base profit for the period	127	111	243
2.	Return on equity (base profit): Base profit/average equity excluding accumulated unrealized gains/(losses) on other financial instruments at fair value and adjusted for proposed not distributed dividends.

3./4.	Capital adequacy (base profit) and Core capital adequacy (base profit): The capital in the calculation does not include accumulated unrealized gains/(losses) on other financial instruments at fair value.

7.	Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

8.	Return on assets: Net interest income including provisions/average assets.

9.	Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

11.	Total loans outstanding: Consists of Loans and receivables due from customers and part of Loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4.

OTHER HIGHLIGHTS
The Eksportfinans group experienced continued growth in volumes and results in the first half-year of 2007.
Total lending from the Eksportfinans group was NOK 112.5 billion at June 30, 2007, compared to NOK 85.0 billion at the same time in 2006. New lending from the group in the first six months of 2007 was NOK 19.7 billion, compared to NOK 14.9 billion in the equivalent period in 2006.
The positive development within the Norwegian maritime sector and the oil and gas industry continued in the first half-year of 2007, leading once again to increased demand for export related loans from Eksportfinans. New export-related lending in the first half-year of 2007 reached NOK 10.2 billion. The growth in total export-related loans was NOK 6.3 billion in the first half-year of 2007, equivalent to an increase of 15 percent since year-end 2006.
Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS disbursed NOK 9.5 billion in new loans in the first half-year of 2007. The growth in total lending to the municipal sector in the first half-year of 2007 was NOK 7.1 billion, equivalent to 12 percent since year-end 2006.
New funding in the first half-year of 2007 amounted to NOK 38.5 billion through 375 individual trades, compared with NOK 30.5 billion and 341 trades for the same period in 2006.
Group base profit in the first half-year of 2007 was NOK 127 million, which was NOK 16 million higher than in the corresponding period last year. The increase was mainly due to higher volumes of lending and liquidity placements. Profit for the period was NOK 97 million, compared to NOK 70 million in the same period last year.
EXPORT LENDING
The strong demand for new export loans continued during the first half of 2007. The volume of outstanding export loans was NOK 48.2 billion at June 30, 2007 compared to NOK 41.9 billion at the end of 2006 and NOK 32.9 billion at the end of the first half-year of 2006. New disbursements of export-related loans was NOK 10.2 billion at the end of the first half-year of 2007, compared to NOK 11.1 billion at the same time in 2006.
New financing of capital goods was NOK 7.4 billion during the first half-year of 2007, of which NOK 6.1 million was financing under the officially supported export financing scheme. In the same period in 2006, the figures were NOK 4.9 billion and NOK 2.4 billion respectively.
The volume of the order book was approximately NOK 36 billion at June 30, 2007, compared to NOK 18 billion at the same time in 2006. The increase in the volume of new loan disbursements was related to financing of exports of capital goods, primarily within the maritime sectors such as shipbuilding, ship equipment and offshore oil and gas projects. The maritime industry in Norway has experienced very favorable market conditions over the past two years, due in part to the current high oil prices. Strong demand for products offered by the Norwegian maritime industry has resulted in a higher demand for the services offered by Eksportfinans. In addition, an environment of higher interest rate levels has made the officially supported fixed rate financing scheme (CIRR) attractive to buyers of Norwegian capital goods.
LOCAL GOVERNMENT LENDING
Total outstanding loans from Kommunekreditt Norge AS at June 30, 2007 amounted to NOK 64.2 billion, compared to NOK 52.0 billion at June 30, 2006 and NOK 57.1 billion at year-end 2006. Kommunekreditt disbursed NOK 9.5 billion in new loans in the first half-year of 2007. New loans in the same period in 2006 were NOK 3.8 billion.
The total demand for new loans to municipalities, municipal counties and municipal companies was relatively stable in the first half-year of 2007 compared to the same period in 2006. Of the

NOK 9.5 billion in new disbursements in the first half-year of 2007, NOK 5.8 billion was related to this market.
During the last year, Kommunekreditt has extended its activities to include loans to the public sector with guarantees from banks and loans to banks refinancing loans to companies in the public sector. These activities are the result of extended strategic cooperation with Eksportfinans’ owner banks in the public sector market. Loans with traditional public guarantees require higher credit weighting than bank guarantees, thus this strategy will allow higher loan volumes without decreasing Kommunekreditt’s capital ratio. In the first half-year of 2007 Kommunekreditt disbursed NOK 3.7 billion in loans to banks and loans with bank guarantees.
FUNDING
In the first half-year of 2007 Eksportfinans issued three Global benchmark transactions. The first was a JPY 50 billion transaction with a 7 year maturity issued in January, jointly led by Mitsubishi UFJ and Mizuho. The second benchmark transaction was a USD 1 billion transaction issued in February with a 5 year tenor. This transaction was jointly led by Goldman Sachs, JP Morgan and Nomura. The third Global benchmark of the period was issued in June, and was a USD 1 billion transaction of 10 years maturity with Credit Suisse, Goldman Sachs and JP Morgan as lead managers.
The proprietary web-based platform for pricing, execution, and documentation of structured Medium Term Notes, eFunding, has now been adopted by 23 arranger banks. Since becoming operational, eFunding has generated around 12,500 individual price quotes, of which about half were calculated outside of Eksportfinans’ working hours. The percentage of all activities under Eksportfinans’ Euro Medium Term Note Program conducted online via the eFunding platform is around 40 percent.
RESULTS
Net interest income was NOK 259 million in the first half-year of 2007. This was NOK 45 million higher than for the corresponding period in 2006. The increase was mainly due to a higher volume of lending and liquidity placements. The return on assets was 0.29 percent in the first half-year of 2007, the same return on assets as for the corresponding period in 2006 and the year 2006 as a whole.
Net other operating income was minus NOK 26 million in the first half-year of 2007, the same amount as for the corresponding period in 2006.
Changes in net other operating income

	First half	First half
(NOK millions	year 2007	year 2006	Change

Commissions and income related to banking services	3	3	0
Commissions and expenses related to banking services	4	3	1
Net gains/(losses) on trading portfolio and foreign currencies	(1)	1	(2)
Net realised gains/(losses) on other financial instruments at fair value	14	26	(12)
Net unrealised gains/(losses) on other financial instruments at fair value	(42)	(57)	15
Other income	4	4	0

Net other operating income	(26)	(26)	0

The reduction in net realised gains on other financial instruments at fair value was mainly due to reduced gains on the repurchase of Eksportfinans‘ own bonds, where the activity was particularly high in 2006. Under IFRS a large volume of financial instruments is measured at fair value and net unrealised gains/(losses) on other financial instruments at fair value may vary from one reporting period to another. Net unrealized gains/(losses) on other financial instruments is a consequence of the IFRS implementation.
Total operating expenses totaled NOK 98 million in the first half-year of 2007, up NOK 8 million from the corresponding period in 2006.
Net operating costs in relation to average assets were 0.10 percent in the first six months of 2007, compared to 0.12 percent for the corresponding period in 2006 and 0.11 percent for the year 2006 as a whole.

Profit for the period was NOK 97 million in the first six months of 2007, up NOK 27 million for the corresponding period in 2006. Return on equity was 6.5 percent in the first six months of 2007, up from 4.7 percent in the corresponding period in 2006.
Base profit for the period was NOK 127 million in the first six months of 2007, up NOK 16 millions from the corresponding period last year. The increase was due to higher net interest income. Base profit is profit excluding the line item Net unrealized gains/(losses) on other financial instruments at fair value net of 28 percent tax (see definition on page 1 for further description). Return on equity calculated on base profit was 9.4 percent in the first six months of 2007, up from 8.3 percent in the corresponding period in 2006.
THE BALANCE SHEET
Total assets amounted to NOK 186.9 billion at June 30, 2007, compared to NOK 172.4 billion at year end 2006 and NOK 150.3 billion at June 30, 2006. The growth in total assets since year end 2006 was mainly due to increased lending volume.
Liquidity placed in commercial paper and bonds amounted to NOK 65.7 billion at June 30, 2007. The corresponding volume at the end of 2006 was NOK 63.9 billion.
Debts incurred by issuing commercial paper and bonds came to NOK 174.1 billion at June 30, 2007. The corresponding figure at the end of 2006 was NOK 160.6 billion.
The capital adequacy ratio for the group was 12.1 percent at June 30, 2007, compared with 12.2 percent at the end of 2006 and 14.0 percent at June 30, 2006. The decrease compared to year end 2006 was due to the balance sheet growth. The capital adequacy ratio at June 31, 2007 is based on IFRS accounts and IFRS adjusted capital adequacy requirements from the Norwegian authorities. Capital adequacy ratios for 2006 have not been recalculated.
U.S. GAAP
The foregoing discussion is based on the Company’s unaudited interim financial statements, which are prepared on the basis of IFRS, which differs in certain respects from U.S. GAAP. Net income in accordance with U.S. GAAP for the first six months of 2007 was NOK 99.0 million, NOK 1.6 million higher than net income under IFRS. At June 30, 2007, shareholders’ equity in accordance with U.S. GAAP was NOK 2,845.0 million, NOK 63.1 million lower than shareholders’ equity under IFRS. The differences in both net income and shareholders’ equity between IFRS and U.S. GAAP were primarily due to different accounting treatment of property and pension. See Note 2 of the notes to our unaudited consolidated interim financial statements below.

Eksportfinans ASA
INCOME STATEMENTS (condensed)

	For the		For the		For
	three months ended		six months ended		year ended
	June 30,		June 30,		December 31,
	2007	2006	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Interest and related income	2,015	1,214	3,816	2,300	5,353
Interest and related expenses	1,883	1,106	3,557	2,086	4,894

NET INTEREST INCOME	132	108	259	214	459

Commissions and income related to banking services	2	2	3	3	6
Commissions and expenses related to banking services	2	2	4	3	7
Net gains/(losses) on trading portfolio and foreign currencies	(2)	(9)	(1)	1	5
Net realised gains/(losses) on other financial instruments at fair value	7	23	14	26	42
Net unrealised gains/(losses) on other financial instruments at fair value	(47)	(25)	(42)	(57)	(117)
Other income	1	2	4	4	6

NET OTHER OPERATING INCOME	(41)	(9)	(26)	(26)	(65)

TOTAL INCOME	91	99	233	188	394

Salaries and other administrative expenses	41	39	83	74	145
Depreciation	5	4	10	8	19
Other expenses	3	6	5	8	13

TOTAL OPERATING EXPENSES	49	49	98	90	177

Write-downs on loans	—	—	—	—	—

PRE-TAX OPERATING PROFIT	42	50	135	98	217

Taxes	12	14	38	28	58

PROFIT FOR THE PERIOD	30	36	97	70	159

BALANCE SHEETS (condensed)

	As of		As of
	June 30,		December 31,

	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Loans and receivables due from credit institutions	24,270	17,392	21,407
Loans and receivables due from customers	88,723	69,369	78,954
Securities	65,709	55,223	63,920
Financial derivatives	7,146	6,896	6,979
Intangible assets	23	25	25
Fixed assets and investment property	223	228	224
Other assets	794	1,161	856

TOTAL ASSETS	186,888	150,294	172,365

Deposits by credit institutions	45	47	47
Borrowings through the issue of securities	174,052	138,683	160,555
Financial derivatives	6,616	5,949	5,302
Taxes payable	50	44	99
Deferred tax liabilities	133	130	104
Other liabilities	1,042	335	950
Accrued expenses and provisions	63	50	57
Subordinated debt	1,421	1,552	1,604
Capital contribution securities	558	564	618

Total liabilities	183,980	147,354	169,336

Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	1,055	1,114	1,273
Profit for the period	97	70	—

Total shareholders’ equity	2,908	2,940	3,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	186,888	150,294	172,365

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

STATEMENTS OF CHANGES IN EQUITY

		Share
	Share	premium	Other	Total
(NOK million)	capital	reserve	equity	equity

EQUITY AS AT DECEMBER 31, 2005 (NGAAP)	1,594	162	821	2,577
Dividends	0	0	115	115
Fair value of property	0	0	102	102
Pension commitments	0	0	(54)	(54)
Investment in associate	0	0	0	0
Fair value of financial instruments	0	0	365	365
IFRS implementation tax effects	0	0	(121)	(121)

EQUITY AS AT JANUARY 1, 2006	1,594	162	1,229	2,985

Profit for the period	0	0	70	70
Dividends paid	0	0	(115)	(115)

EQUITY AS AT JUNE 30, 2006	1,594	162	1,184	2,940

EQUITY AS AT JANUARY 1, 2007	1,594	162	1,273	3,029

Profit for the period	0	0	97	97
Dividends paid	0	0	(218)	(218)

EQUITY AS AT JUNE 30, 2007	1,594	162	1,152	2,908

CASH FLOW STATEMENTS (condensed)

			For the year
	For the six months ended		ended
	June 30,		December 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Net income after taxes	97	70	159

Provided by operating activities:

Unrealised losses (reversal of unrealised losses) on financial instruments at fair value	32	59	116
Depreciation	10	8	19

Changes in:

Accrued interest receivable	(221)	(109)	(407)
Other receivables	41	(1,023)	(684)
Accrued expenses and other liabilities	259	(164)	627
Other	(23)	22	(7)

NET CASH FLOW FROM OPERATING ACTIVITIES	195	(1,137)	(177)

Disbursement on loans	(19,697)	(14,866)	(35,877)
Principal collected on loans	4,945	10,323	17,729
Net increase in financial investments	(8,334)	(11,060)	(17,217)
Investment in group companies	0	0	0
Purchases of fixed assets	(8)	(11)	(18)
Net proceeds from sales of fixed assets	0	1	1

NET CASH FLOW FROM INVESTING ACTIVITIES	(23,094)	(15,613)	(35,382)

Change in debt to credit institutions	0	(100)	(100)
Net change in commercial paper debt	4,682	(1,701)	3,732
Proceeds from issuance of bond debt	38,525	29,414	56,530
Principal payments on bond debt	(20,496)	(12,057)	(25,846)
Change in subordinated debt and preferred capital securities/capital contribution securities	0	467	469
Dividends paid	(218)	(115)	(115)

NET CASH FLOW FROM FINANCING ACTIVITIES	22,493	15,908	34,670

Effect of exchange rates on cash and cash equivalents	(4)	(21)	(20)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(410)	(863)	(909)

Cash and cash equivalents at beginning of period	192	1,101	1,101

CASH AND CASH EQUIVALENTS AT END OF PERIOD	(218)	238	192

Cash equivalents are defined as bank deposits with maturity less than 3 months. Other bank deposits are included in the line “Net increase in financial investments”.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for at cost. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
In the opinion of management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2006.
The second quarter accounts of 2007 for the parent company and the consolidated accounts have been prepared according to International Financial Reporting Standards (IFRS). Through December 31, 2006, The Eksportfinans group’s accounts were presented in accordance with generally accepted accounting principles in Norway (NGAAP) and in line with accounting legislation and regulations from the Norwegian Ministry of Finance. Reconciliation of the impact on the equity upon the transition to IFRS is presented in the statement of changes in equity. Comparable accounts for 2006 according to IFRS have been prepared. The effects on the income statement and equity of the transition to IFRS for the second quarter 2006 are presented at the end of this note. The interim accounts have been prepared in accordance with IAS 34, Interim Financial Reporting.
Below is a description of the most important accounting principles affected by the transition to IFRS. Further descriptions of the impacts of the transition to IFRS and explanations of the policy choices made have been presented in a separate publication available on Eksportfinans’ website www.eksportfinans.no – “IFRS Transition Document”.
Application of IFRS 1 – First time adoption of IFRS

The Company has implemented IFRS in accordance with IFRS 1. These interim financial statements have been prepared in accordance with those IFRS standards effective at the time of preparing these statements (July 2007). The effects of transition to IFRS are booked directly to equity. The financial report for the second quarter includes restated comparative figures for 2006.
The Company has made the following exceptions from the duty to restate the opening balance sheet retrospectively as outlined in IFRS 1:
-	Properties for use and investment property have been recorded at fair value as of January 1, 2006.

-	Pension liabilities that were unrecorded as of January 1, 2006 in compliance with previous accounting regulations, have been charged against equity.

-	Business combinations recorded prior to January 1, 2006 have not been restated.
The date of adoption of IFRS was January 1, 2007, and comparable figures have been prepared as of and for the six months ended June 30, 2007. The Company will publish its first annual report in accordance with IFRS for the year ended December 31, 2007.

Recognition of assets and liabilities under IFRS
Assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument and derecognition will occur when the contractual rights to receive or pay cash flows expires or when the Company transfers substantially all the risk and rewards of the instrument. The Company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions.
The fair value option
The Eksportfinans Group has elected to apply the fair value option available under IAS 39. This implies that a large proportion of financial instruments on the balance sheet are measured at fair value.
The Company’s balance sheet can be divided into three main portfolios: the trading portfolio, the 108-agreement portfolio and the remaining transactions, here called the banking portfolio. The banking portfolio comprises the following financial instruments: lending, liquidity placements including deposits and securities, borrowings, hedging derivatives and cash collateral in relation to swaps.
The fair value option has been preferred for all transactions in the banking portfolio to reduce the effects of accounting mismatch that would otherwise be the result of different principles of measurement on financial instruments. The Company reduces its market risk exposure by entering into hedging derivatives. Hedge accounting in accordance with IFRS would not remove the effects of the mismatch and would in addition be time-consuming to apply. Hedge accounting implies bifurcation of embedded derivatives in the Company’s structured bond issues even though the bonds have a perfectly matching swap. In addition, the Company’s hedging policy involves the use of basis currencies which is not necessarily Norwegian kroner, the Company’s functional currency. IAS 39 has very specific rules regarding cross currency hedging that cannot be applied by the Company and simultaneously maintain a cost-efficient operation. Even if hedge accounting under IAS 39 could have been applied, it would have led to income volatility due to changes in fair values caused by interest rate changes, because a much higher volume of liabilities than assets are hedged with derivatives.
Fair value measurement methods and techniques
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Calculations are based on the going concern assumption.
Financial instruments, for which offsetting markets risk can be identified with a reasonable degree of probability, are recorded at mid-market rates on the balance sheet date. Other financial securities, both on the asset and on the liability side, are valued at bid or ask prices.
Instruments traded in an active or regulated market

Most bonds and certificates are valued in an active market. In addition to this, there are derivatives issued though institutions like currency forwards and futures and interest rate swaps that also are traded in an active market. For instruments traded in an active market, quoted prices from stock exchanges, brokers, or an individual pricing vendor are used. In cases where the instrument are not priced as a whole, it is decomposed, and each part is priced on an individual basis, also here using prices quoted in the market.
Instruments not traded in an active market

Financial instruments which are not traded in an active marked are valued through different valuation techniques. When valuing a standard, simple financial instrument, recognized models are used based on data observable in the market. With regards to the more complex products, recognized theoretical models are used, applying market information whenever possible. The structured interest rate products are valued through a general Black Derman Troy model.
Fixed rate and structured issues are examples of financial instruments which are not traded in an active market.

A significant part of the Company’s issuances are characterized through their composition of several structural elements, the so-called structured issuances. The prices of these issuances could be linked to the prices of certain share indices, interest rates, and or exchange rates. All bonds and corresponding swaps in the funding portfolios are valued at fair value.
Financial derivatives at fair value
Under IFRS, all derivatives are recorded at fair value with gains or losses resulting from changes in fair value recorded in profit or loss.
Embedded derivatives in the 108-agreement at fair value
Part of the Company’s lending activity is covered by an agreement with the Norwegian authorities (the 108-agreement) which has been established in order to offer exporters of capital goods financing on terms that are in accordance with the OECD regulations. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under this agreement. Under the 108-agreement payment differences compared to an already agreed fixed cash flow is debited or credited to the authorities. The payment differences also include the interest rate subsidy to the exporters.
The 108-agreement is considered in accordance with IAS 39 to contain embedded derivatives, consequently separate derivative transactions must be constructed and measured at fair value. Separate accounting for these embedded derivatives at fair value result in considerable increases in the Company’s income volatility.
Other financial instruments measured at fair value
Transactions under the trading and banking portfolio are measured at fair value.
Financial assets and liabilites measured at amortized cost
Lending, borrowing and liquidity under the 108-agreement are measured at amortized cost using the effective interest method. On disbursement of a loan, amortized cost is the nominal amount adjusted for premiums/discounts on disbursement, direct costs and fees. When using the effective interest method, the internal rate of return for the loan is calculated. The internal rate of return is set by discounting contractual cash flows based on the expected life of the loan over the amortized cost on disbursement.
Based on management’s estimate of credit losses in the loan portfolio, considering guarantees received, the Company has not recorded any impairment losses on loans measured at amortized cost.
Guarantees issued
Under IFRS, guarantees issued will be recognized initially on the balance sheet at fair value. The fees that the Company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.
Pension liabilites

Actuarial gains and losses and vested plan changes not recorded according to NGAAP, are charged directly to equity as of January 1, 2006 in accordance with IFRS 1. For actuarial gains and losses arising after the transition to IFRS a portion of the actuarial gains and loss will be recorded in the profit and loss account when the difference exceeds the greater of 10 percent of the pension liability or 10 percent of the plan assets.
Building for own use and investment property

The Company owns the property in Dronning Mauds gt. 15 which is used as the Group’s head office. Part of the building (38%) can be sold separately and is rented out.
Under IFRS, the property has been measured at fair value at transition and the adjustment is reflected in the transition adjustment reported to equity in accordance with IFRS 1. This led to an increase in the value of the property of NOK 102 million. The fair value as at January 1, 2006 is NOK 220 million. The part of the building that can be sold separately is classified as an investment property in accordance with

IAS 40. The fair value of the property is distributed with NOK 142 million to building for own use and NOK 78 million to investment property. The revalued amount of the building will represent the new cost basis for the property to be depreciated over its remaining economic useful life less any potential impairment in accordance with IAS 16 for both building for own use and investment property.
Intangible assets

Intangible assets with indefinite lives are not amortized. Other intangible assets with finite lives are amortized over their expected useful lives. An assessment for impairment will be made on each reporting date based on expected future cash flows connected to the asset. Assets generating joint cash flows are considered collectively.
Shares in subsidiary

The shares in the wholly owned subsidiary Kommunekreditt AS are valued at cost in the accounts of the parent company Eksportfinans ASA.
Classifications in the income statement

Interest and the interest effect on economically hedging instruments are booked as interest income or expense in the profit and loss accounts. Other changes in fair value on transactions measured at fair value with changes in fair value recognized in the profit and loss account are included in net gain/loss on financial instruments measured at fair value.
Classifications in the balance sheet

Interest accrued but not paid or received is presented in the same line item as the underlying asset or liability to which the interest relates.
The fair value of each derivative contract is reported as an asset or a liability depending on the fair value on the reporting date. Under IFRS the net fair value of the embedded derivatives in the 108-agreement are recognized at the balance sheet as an asset or a liability depending on the net fair value at the reporting date.
In accordance with IFRS proposed dividends are classified as a part of equity until the dividend is approved by the annual general meeting.

Transition to IFRS – effects on the income statement for second quarter 2006
The following table shows the effects from the implementation of IFRS on the second quarter 2006 income statement and equity figures respectively. A similar table of effects for 2006 is prepared in the “IFRS – New International Accounting Standards for Eksportfinans ASA” transition document, available on Eksportfinans’ website.

First half-year 2006
	NGAAP	IFRS	Change

Interest and related income	2,300	2,300	0
Interest and related expenses	2,067	2,086	19

NET INTEREST INCOME	233	214	(19)

Income from investments in group companies	0	0	0
Commissions and income related to banking services	3	3	0
Commissions and expenses related to banking services	3	3	0
Net gains/(losses) on trading portfolio and foreign currencies	8	1	(7)
Net realised gains/(losses) on other financial instruments at fair value	0	26	26
Net unrealised gains/(losses) on other financial instruments at fair value	0	(57)	(57)
Other operating income	4	4	0

NET OTHER OPERATING INCOME	12	(26)	(38)

TOTAL INCOME	245	188	(57)

Salaries and other administrative expenses	74	74	0
Depreciation	7	8	1
Other operating expenses	7	8	1

TOTAL OPERATING EXPENCES	88	90	2

Write-downs on loans	0	0	0

PRE-TAX OPERATING PROFIT	157	98	(59)

Income taxes	44	28	(16)

PROFIT FOR THE PERIOD	113	70	(43)

(NOK million)

EQUITY AS AT JUNE, 30 2006 - NGAAP	2,690
Dividends	0
Fair value of property	101
Pension commitments	(54)
Investment in associate	0
Fair value of financial instruments	308
Tax effects on IFRS adjustments	(105)

EQUITY AS AT JUNE 30, 2006 - IFRS	2,940

2. Generally accepted accounting principles in the United States
The Company’s financial statements have been prepared in accordance to IFRS from January 1, 2007.
Significant differences between IFRS and U.S. GAAP that are applicable to the Eksportfinans Group are summarised below..

IFRS	U.S. GAAP
Goodwill
From January 1, 2006, goodwill recognized in the IFRS balance sheet is not amortized but tested annually for impairment. Previous depreciation of goodwill under Norwegian GAAP has not been reinstated on the balance sheet, in accordance with IFRS 1.
Prior to January 1, 2002, goodwill was capitalized and amortized under U.S. GAAP. SFAS 141 and SFAS 142 require intangible assets currently held on the balance sheet to be separately identified, amortization to cease being charged on goodwill balances and goodwill balances to be reviewed annually for impairment.

Depreciation of property

Depreciable amount is allocated systematically over the useful life of the property. Useful life is assumed to be 67 years.	General practice is to use a depreciable life for buildings, which does not exceed 40 years.

Revaluation of property
Property and building was revalued in the IFRS opening balance as of January 1, 2006, in accordance with IAS 16 and IFRS 1.	Revaluation of property under U.S. GAAP is not permitted.

Pension

For defined benefit schemes, an actuarial measurement of the scheme obligation and the fair value of the plan assets is made at the end of each year and the difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, together with adjustments for any unrecognized actuarial gains and losses and past service cost, is recognized as a liability in the balance sheet. Pension assets and liabilities existing at 1st January 2006 were recognized in full.
For defined benefit schemes, the same actuarial approach used under IFRS is used under SFAS 87. Differences arise in certain assumptions and in the measurement and adoption dates used for calculation purposes.

Tax effects of U.S. GAAP adjustments

The tax adjustment includes the income tax effects of U.S. GAAP adjustments at the statutory tax rate of 28%, where appropriate.

The following tables summarize the significant adjustments which would result from the application of U.S. GAAP instead of IFRS in the calculation of U.S. GAAP net income and U.S. GAAP shareholders’ equity:

	Six months	Six months
	ended, June	ended, June
	30, 2007	30, 2006
(in NOK millions)	(unaudited)	(unaudited)

Net income as reported in accordance with IFRS	97.4	70.1

Unreal. gains/losses on financial assets at fair value through P&L under IFRS	—	(493.0)
Unreal. gains/losses on financial liabilities at fair value through P&L under IFRS	—	(661.5)
Revaluation of property	1.5	2.0
Depreciation of property	0.2	(0.8)
Pension	0.4	0.1
Goodwill	—	—
Tax effect on the above IFRS/U.S. GAAP reconciling items	(0.5)	315.7

Net income in accordance with U.S. GAAP	99.0	(767.4)

Other comprehensive income:
Available for sale securities, net of related tax effect	—	(91.1)

Comprehensive income in accordance with U.S. GAAP	99.0	(858.5)

	June 30,	December 31,
	2007	2006
	(unaudited)	(unaudited)

Shareholders’ equity as reported in accordance with IFRS	2,908.1	3,028.9

Unreal. gains/losses on financial assets at fair value through P&L under IFRS	—	(57.6)
Unreal. gains/losses on financial liabilities at fair value through P&L under IFRS	—	553.5
Revaluation of property	(144.0)	(145.5)
Depreciation of property	(4.6)	(4.8)
Pension	51.0	50.6
Goodwill	3.3	3.3
Tax effect on the above IFRS/U.S. GAAP reconciling items	31.2	(106.1)
Adjustments to other comprehensive income:
Available-for-sale securities, net of tax effect	—	(12.1)

Shareholders’ equity in accordance with U.S. GAAP	2,845.0	3,310.2

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

Beginning Balance	3,310.2	3,635.1

Comprehensive income:
Net income	99.0	209.5
Other comprehensive income	—	(248.5)

Comprehensive income	99.0	(39.0)
Change in accounting principle (FAS 159 in 2007, FAS 155 in 2006)	(345.9)	(170.6)
Dividends paid	(218.3)	(115.3)

Ending Balance	2,845.0	3,310.2

Condensed consolidated U.S. GAAP income statement:

	Six months	Six months
	ended June	ended June	Year ended
	30, 2007	30, 2006	Dec 31, 2006
(NOK millions)	(unaudited)	(unaudited)	(unaudited)

Interest and related income	3,816	2,287	5,340
Interest and related expenses	3,557	2,069	4,914

Net interest income	259	218	426

Net commissions and fees related to banking services	(1)	0	(1)
Net gains/(losses) on trading portfolio and foreign currencies	(1)	1	5
Net realised gains/(losses) on other financial instruments at fair value	14	26	42
Net unrealised gains/(losses) on other financial instruments	(42)	(1,214)	(12)
Other income	4	4	6
Depreciation	8	8	17
Total operating expenses	88	82	162

Income before tax	137	(1,055)	287
Provision for income taxes	38	(287)	78

NET INCOME	99	(768)	209

Other comprehensive income, net of tax	0	(91)	(248)

COMPREHENSIVE INCOME	99	(859)	(39)

Condensed consolidated U.S. GAAP balance sheet:

	June 30,	June 30,	December 31,
	2007	2006	2006
(NOK millions	(unaudited)	(unaudited)	(unaudited)

Loans and receivables due from credit institutions 1)	12,963	5,974	9,455
Loans and receivables due from customers 1)	100,402	80,771	90,998
Securities	65,709	55,318	63,854
Financial derivatives	6,774	6,806	6,840
Other assets	946	1,320	1,011

TOTAL ASSETS	186,794	150,189	172,158

Deposits by credit institutions	45	47	47
Borrowings through the issue of securities	174,052	139,415	160,267
Financial derivatives	6,616	5,949	5,302
Other liabilities	1,257	396	1,330
Subordinated debt	1,421	1,309	1,261
Capital contribution securities	558	582	641

TOTAL LIABILITIES	183,949	147,698	168,848

Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Retained earnings	1,089	590	1,566
Accumulated other comprehensive income	0	145	(12)

TOTAL SHAREHOLDER’S EQUITY	2,845	2,491	3,310

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	186,794	150,189	172,158

1)	There is a substantial classification difference between the IFRS and the U.S. GAAP balance sheet. The Company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. Under U.S. GAAP, these loans are recognized on the balance sheet as loans to customers. Under IFRS these loans are classified as loans to credit institutions.

Fair value
Effective January 1, 2007 the Company early adopted SFAS No. 157 “Fair Value Measurement” and SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.
In September 2006, the FASB issued SFAS No. 157, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The new standard provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. SFAS No. 157 nullifies the guidance in EITF 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”, which required deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique. The standard also eliminates large position discounts for financial instruments quoted in active markets and requires consideration of Eksportfinans’ own credit quality when valuing liabilities. For Eksportfinans’ transactions there are no differences between fair values calculated under IFRS and under U.S. GAAP. The implementation of SFAS No. 157 did not affect previously reported U.S. GAAP shareholders’ equity. Fair value under U.S. GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition is somewhat different from the corresponding definition under IFRS, but these differences have no implications for the fair value measurement of the instruments that are relevant for the Company. Fair value methods and techniques applied are described in note 1, and apart from the definition of fair value the information applies for both IFRS and U.S. GAAP.
In February 2007, the FASB issued SFAS No. 159, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted, pending the adoption of SFAS No. 157. SFAS No. 159 provides an option to companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. SFAS No. 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value election may be applied on an instrument-by-instrument basis. SFAS No. 155 also eliminates a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. The Company adopted SFAS No. 155 on December 1, 2006. Since SFAS No. 159 incorporates accounting and disclosure requirements that are similar to SFAS No. 155, the Company decided to apply SFAS No. 159, rather than SFAS No. 155, to its fair value elections for hybrid financial instruments.
After the implementation of SFAS No. 159 the Company is valuing the same transactions at fair value under IFRS and U.S. GAAP. The fair value option has been preferred to reduce the effects of accounting mismatch that would otherwise be the result of different principles of measurement on financial instruments including derivatives that are managed on a portfolio basis for risk management purposes. Applying the fair value option will considerably reduce the net income volatility under U.S. GAAP. The reasons for applying the fair value option are the same under IFRS and U.S. GAAP. The application of the fair value option under IFRS is described in note 1 and in further detail in a separate publication describing the transition to IFRS (“IFRS Transition Document”) that is available on Eksportfinans’ website www.eksportfinans.no. There are, in principle, differences between the fair value option in IAS 39 and the fair value option in SFAS No. 159, but none of these differences apply to the Company’s implementation under the respective standards.
The adoption of SFAS No. 159 resulted in a cumulative effect adjustment of minus NOK 497 million (minus NOK 358 million after-tax) as an increase/decrease to the opening balance of retained earnings as of January 1, 2007. The following table presents information about the instruments for which the Company elected the fair value option and for which a transition adjustment was recorded as of January 1, 2007:

			Carrying value
			of instrument at
	Carrying value of		January 1, 2007
	instrument at		(After adopiton
	December 31,	Transition	of SFAS No.
(NOK millions)	2006	adjustment	159)

Assets:
Loans and receivables due from credit institutions	8,847	75	8,922
Loans and receivables due from customers	83,319	(30)	83,289
Securities	38,690	49	38,739
Financial derivatives	0	0	0
Other assets	701	(1)	700
Liabilities:
Deposits by credit institutions	47	0	47
Total borrowings through the issue of securities	82,378	(288)	82,666
Financial derivatives	0	0	0
Other liabilities	679	18	661
Subordinated debt	1,261	(343)	1,604
Capital contribution securities	641	23	618

Pretax cumulative effect on retained earnings of adoption of the fair value option		(497)
Deferred taxes		139

Cumulative effect on retained earnings		(358)

Securities	(38,310)	17

Deferred taxes		(5)

Cummulative effect on OCI		12

Cumulative effect on shareholders’ equity		(346)

For differences between the aggregate fair value and the aggregate unpaid principal balance of loans and long term receivables and long term debt instruments on the reporting date, with comparative figures, refer to note 4 (loans and receivables due from credit institutions), note 5 (loans) and note 10 (borrowings through the issue of securities). There are no differences in the specified values between IFRS and U.S. GAAP.

Valuation hierarchy
The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2007, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements. In general, fair values determined by level 1 inputs utilize unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Fair values determined by level 2 inputs utilize quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals, for substantially the full term of the asset or liability. Fair values determined by level 3 inputs utilize prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Assets and liabilities measured at fair value as of June 30, 2007:
FAS 157 — Balance Sheet Disclosures

	Fair Value Measurement at June 30, 2007
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
(NOK millions)	(Level 1)	(Level 2)	(Level 3)	Total

Assets
Loans and receivables		100,526		100,526
Securities		65,709		65,709
Financial derivatives		6,774		6,774
Other assets		18		18

Total Assets at Fair Value		173,027		173,027

Liabilities
Commercial paper debt		10,390		10,390
Bond debt		150,471		150,471
Financial derivatives		6,616		6,616
Subordinated debt and capital contribution securities		1,979		1,979
Other liabilities		879		879

Total Liabilities at Fair Value		170,335		170,335

Instruments at fair value — classification in the income statement
Interest on transactions at fair value is included in net interest income on an accrual basis. Interest and the interest effect on economically hedging instruments are booked as interest income or expense in the profit and loss accounts. Other changes in fair value on transactions measured at fair value with changes in fair value recognized in the profit and loss account, are included a) for the trading portfolio in the line item Net gains/(losses) on trading portfolio and foreign currencies b) for non-trading transactions in the line item Net unrealised gains/(losses) on other financial instruments at fair value. The classification is similar under IFRS and U.S. GAAP.

The following table presents a specification of Net unrealised gains/(losses) on other financial instruments at fair value for the six months ended June 30, 2007:

Unrealised gains/(losses)
included in the six months
(NOK millions)	ended June 30, 2007

Loans and receivables 1)	(161)
Securities	(64)
Financial derivatives	(1,351)
Commercial paper debt	1
Bond debt 2)	1,411
Subordinated debt and Capital contribution securities 2)	123
Other	(1)

Total	(42)

1)	The estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk was negative 6 million, all of which came from loans to municipalities. The gains or losses to changes in instrument-specific credit risk were determined by benchmarking all loans to appropriate Norwegian municipality spreads, which increased slightly during the period. For export loans there were no material credit spread changes during the first half year of 2007.

2)	Market spreads for new Eksportfinans issues improved during the first half of 2007, making old issues from the Company more expensive, and resulting in an unrealised loss of 44 million NOK
Consolidation of variable interest entities
U.S. GAAP requires companies to consolidate all entities in which they have a “controlling financial interest”. FIN 46-R “Consolidation of Variable Interest Entities”, issued in December 2003, requires that a company must consolidate all entities meeting the definition of a “variable interest entity”, of which the company is the primary beneficiary of the resulting risks and rewards. As part of normal business activities, the Company provides, to a limited extent, lending to certain entities such as special purpose entities (“SPE”s), which would not meet the business scope exception of FIN 46-R 4(h) and could be determined to be variable interest entities. All such lending is fully guaranteed by Norwegian and foreign banks or the Norwegian government. The Company has no other variable interests nor any other relationships or transactions with these entities; therefore the resulting variability is solely due to the credit risk of the entity and/or guarantor. Guarantor credit ratings are high. All of the loans to SPE’s are guaranteed by institutions with ratings between AAA and A-. Historically, the Company has experienced no losses on any of these loans. The resulting variability accruing to the Company due to its involvement in these entities would not be significant enough to require consolidation or disclosure in accordance with FIN 46-R.
Outstanding amounts lent to SPE’s were NOK 4,474 million at June 30, 2007. Outstanding amounts lent to SPE’s where the Company provided more than 50% of the financing on inception were NOK 3,292 million at June 30, 2007.
3. Capital adequacy
Capital adequacy is calculated in accordance with the regulations in force from the Banking, Insurance and Securities Commission. New regulations in line with the international Basel II rules were introduced at January 1, 2007. The Company adopted the option under the regulations to prolong the period in which the capital requirement is calculated according to the rules prevailing in 2006. However, new regulations have been adopted in calculating the eligible regulatory capital, which take into consideration the present accounting rules under IFRS. The capital adequacy minimum requirement is 8 percent of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	June 30, 2007		June 30, 2006 *		Dec. 31, 2006 *
	(unaudited)		(unaudited)		(unaudited)

		Risk-		Risk-		Risk-
		weighted		weighted	Book	weighted
(NOK million)	Book value	value	Book value	value	value	value

Total assets	151,142	30,504	124,460	25,347	139,237	28,506
Off-balance sheet items		2,405		2,984		3,193

Total risk-weighted value banking portfolio		32,909		28,331		31,699
Total risk-weighted value trading portfolio		5,435		3,069		4,665
Total currency risk		36		74		40

Total risk-weighted value		38,380		31,474		36,404

The Company’s eligible regulatory capital

(NOK million	June 30, 2007		June 30, 2006 *		Dec. 31, 2006 *
and as a percentage of risk-weighted value)	(unaudited)		(unaudited)		(unaudited)

Core capital (share capital, other equity, capital contribution securities)	3,354	8.7%	3,005	9.5%	3,018	8.3%
Additional capital (subordinated debt)	1,294	3.4%	1,400	4.5%	1,408	3.9%

Total regulatory capital	4,648	12.1%	4,405	14.0%	4,426	12.2%

*	Capital adequacy for 2006 is not adjusted to reflect IFRS.
4. Loans and receivables due from credit institutions

	June 30,2007	June 30,2006	Dec.31,2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Bank deposits	103	1,188	668
Other claims on banks *)	(364)	(83)	(133)
Loans, nominal amount (also included in note 5)	24,290	16,149	20,670
Accrued interest and adjustment to fair value on loans	241	138	202

Total	24,270	17,392	21,407

*)	Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge elements under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred.

5. Loans

	June 30, 2007	June 30, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Loans due from customers, nominal amount	88,188	68,869	78,389
Accrued interest and adjustment to fair value on loans	535	500	565

Total	88,723	69,369	78,954

Loans due from credit institutions	24,290	16,149	20,670
Loans due from customers	88,188	68,869	78,389

Total nominal amount	112,478	85,018	99,059

Commercial loans	99,462	79,301	91,086
Government-supported loans	13,016	5,717	7,973

Total nominal amount	112,478	85,018	99,059

Capital goods	12,248	8,005	8,457
Ships	11,415	7,422	8,570
Export-related and international activities 1)	24,567	17,505	24,882
Loans to Norwegian local government sector	64,178	52,016	57,083
Loans to employees	70	70	67

Total nominal amount	112,478	85,018	99,059

(1) Export-related and international activities consists of loans to the following categories of borrowers:

	June 30, 2007	June 30, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Oil and gas	1,643	644	1,832
Pulp and paper	3,986	3,968	4,119
Engineering and construction	27	29	28
Aluminum, chemicals and minerals	239	291	273
Aviation and shipping	101	—	436
Hydro electric power	169	175	172
Consumer goods	3,252	3,457	3,393
Banking and finance	6,079	4,088	6,003
Real estate management	5,044	4,787	4,414
IT and telecommunication	3,986	—	4,119
Other categories	41	66	93

Total	24,567	17,505	24,882

6. Non-performing loans and loan losses

	June 30,2007	June 30, 2006	Dec.31,2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Interest and principal-payments more than 90 days past due	1.2	5.9	0.4

Not matured principal on loans with payments more than 90 days past due	12.1	23.4	3.2

Total	13.3	29.3	3.6

Loan impairment charges	0	0	0

The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.
7. Securities

	June 30, 2007	June 30, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Trading portfolio	28,787	17,486	25,247
Securities at fair value through profit and loss	36,922	37,736	38,673

Total	65,709	55,222	63,920

8. Fixed assets and investment property

	June 30, 2007	June 30, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Building at own use	137	140	139
Investment property	76	77	76

Total building	213	217	215

Other fixed assets	10	11	9

Total	223	228	224

9. Other assets

	June 30, 2007	June 30, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Interim account 108-Agreement	119	68	98
Cash collateral	18	1,081	701
Other	657	10	57

Total	794	1,159	856

10. Borrowings through the issue of securities

	June 30, 2007	June 30, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Commercial paper debt	10,373	604	6,047
Bond debt	161,856	137,687	155,007
Accrued interest and adjustment to fair value on debt	1,823	392	(499)

Total	174,052	138,683	160,555

Issues of long term debt in 2007 as of June 30, 2007:
The issues are grouped by currency and interest rate structure with the maturity range specified.

Norwegian kroner (“NOK”) debt:
NOK	3,395,000	Fixed rate issues due 2007 — 2013
NOK	250,000	Floating rate issues due 2008
NOK	1,316,000	Structured issues due 2007 – 2017 (1)

Australian dollar (“AUD”) debt:

AUD	424,000	Fixed rate issues due 2007 — 2008
AUD	346,145	Structured issues due 2007 – 2021 (1)
Brazilian real (“BRL”) debt:
BRL	549,725	Structured issues due 2008 (1)
Canadian dollar (“CAD”) debt:
CAD	1,194,000	Fixed rate issues due 2007 – 2012
CAD	47,800	Structured issues due 2007 — 2030 (1)
Swiss franc (“CHF”) debt:
CHF	950,000	Fixed rate issues due 2009 — 2013
Czech koruna (“CZK”) debt:
CZK	500,000	Structured issues due 2010 (1)
Danish kroner (“DKK”) debt:
DKK	5,827,179	Structured issues due 2007 — 2010 (1)
Euro (“EUR”) debt:
EUR	1,065,101	Fixed rate issues due 2008 – 2017
EUR	755,720	Structured issues due 2007 – 2032 (1)
Pound sterling (“GBP”) debt:
GBP	102,013	Fixed rate issues due 2009 — 2010
Hong Kong dollar (“HKD”) debt:
HKD	1,934,482	Fixed rate issues due 2007 – 2019
HKD	307,589	Structured issues due 2007 – 2016 (1)
Hungarian forint (“HUF”) debt:
HUF	7,200,000	Fixed rate issues due 2007
Icelandic kronur (“ISK”) debt:
ISK	11,000,000	Fixed rate issues due 2007 – 2008
ISK	667,000	Structured issues due 2010 (1)
Japanese yen (“JPY”) debt:
JPY	131,900,000	Fixed rate issues due 2007 – 2014
JPY	750,000	Floating rate issues due 2008 — 2009
JPY	596,921,455	Structured issues due 2007 – 2036 (1)
Mexican peso (“MXN”) debt:
MXN	400,000	Fixed rate issues due 2007
MXN	259,300	Structured issues due 2009 – 2010 (1)
New Zealand dollar (“NZD”) debt:
NZD	513,410	Fixed rate issues due 2007 – 2009
NZD	293,000	Structured issues due 2008 – 2009 (1)
Romanian leu (“RON”) debt:
RON	176,000	Structured issues due 2009 (1)
Russian ruble (“RUB”) debt:
RUB	1,500,000	Structured issues due 2011 (1)
Swedish kroner (“SEK”) debt:
SEK	500,000	Fixed rate issues due 2011
SEK	670,175	Structured issues due 2008 – 2019 (1)
Singapore dollar (“SGD”) debt:
SGD	6,000	Structured issues due 2008 (1)
Taiwan dollar (“TWD”) debt:
TWD	476,600	Fixed rate issues due 2007
Turkish lira (“TRY”) debt:
TRY	50,000	Fixed rate issues due 2008
United States dollar (“USD”) debt:
USD	7,916,962	Fixed rate issues due 2007 — 2017
USD	95,000	Floating rate issues due 2007 — 2015
USD	4,885,103	Structured issues due 2007 – 2022 (1)
South African rand (“ZAR”) debt:
ZAR	178,050	Fixed rate issues due 2008
ZAR	374,280	Structured issues due 2009 (1)

(1)	Structured issues is defined as financial instruments that contains a derivate instrument that is embedded in the debt instrument. Stuctured debt instruments can be a non-callable as well as single- or multi-callable; in form of fixed rate, floating rate, combination of fixed and floating rate, dual- or multi-currency; reversed- or power reversed dual currency, FX-linked, index linked, fund-linked, range accrual note, CMS linked, commodity linked, credit linked, equity linked, or a combination.

11. Other liabilities

	March 31, 2007	March 31, 2006	Dec.31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Grants to mixed credits	304	285	336
Cash collateral	715	23	537
Other short-term liabilities	23	28	77

Total	1,042	336	950

12. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the six months	For the six months	For the year ended
	ended June 30,	ended June 30,	Dec. 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Net interest income
Eksportfinans	198	167	357
Kommunekreditt	61	47	102

Total Company	259	214	459

Net income after taxes
Eksportfinans	39	13	32
Kommunekreditt	58	57	127

Total Company	97	70	159

	June 30,	June 30,	Dec. 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Total assets
Eksportfinans	122,347	97,905	114,881
Kommunekreditt	64,541	52,389	57,484

Total Company	186,888	150,294	172,365

Total equity
Eksportfinans	2,096	2,255	2,275
Kommunekreditt	812	685	754

Total Company	2,908	2,940	3,029

13. Material transactions with related parties
The company’s two largest shareholders are considered to be related parties.
Material transactions with related parties in 2007:

				Guarantees
(NOK millions)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	recieved 4)

Balance January 1	10,229	590	2,595	6,959
Change in the period	(236)	(23)	110	(278)

Balance June 30	9,993	567	2,705	6,681

All transactions with related parties are made on market terms
1)	The company acquires loans from banks. The loans are part of the company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due to credit institutions in the balance sheet.

2)	Deposits made by the company.

3)	Guarantees issued by the company to support the Norwegian export industry.

4)	Guarantees provided to the company from the related parties.
14. Pensions
The Company’s defined benefit retirement plans cover substantially all of our employees. The plans are funded and managed through life insurance companies. Contributions by the Company are normally made annually.
The components of net pension expense are as follows:

	June 30,	June 30,	December 31,
	2007	2006	2006
(NOK thousands)	(unaudited)	(unaudited)	(unaudited)

Present value of accrued pension rights	7,856	6,610	13,220
Interest cost on projected benefit obligation	4,270	3,479	6,958
Return on plan assets	(4,442)	(3,591)	(7,181)
Payroll tax of contractual pension agreement (CPA) scheme	1,079	931	1,862
Amortization of changes in actuarial estimates and differences in actual and expected return on plan assets	(32)	106	211

Net pension expense	8,731	7,535	15,070

15. Restructuring provision
The Company carried out a restructuring process in 2005. Voluntary severance packages were made to 22 employees. New provisions are included in the line item “other operating expenses” in the respective year.

	June 30, 2007	Dec. 31, 2006
(NOK thousands)	(unaudited)	(unaudited)

Provisions at January 1.	1,227	4,734
New provisions	—	1,133
Expenses	862	4,640

Provisions at end of period	365	1,227